UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated as of February 25, 2022

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Conversion to Limited Liability Company and Name Change

Effective as of February 25, 2022, Teekay LNG Partners L.P. (the “Partnership”) converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company (the “Company”) formed under the laws of the Republic of the Marshall Islands (the “Conversion”).

Concurrent with the Conversion, the Company changed its name to “Seapeak LLC” and updated the ticker symbols for its 9.00% Series A Cumulative Redeemable Perpetual Preferred Units and 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units from “TGP PRA” and “TGP PRB” to “SEAL PRA” and “SEAL PRB,” respectively.

The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, as a Marshall Islands limited liability company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership are preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attach to the Company.

Upon the Conversion, the Certificate of Limited Partnership, the Limited Partnership Agreement of the Partnership and the Marshall Islands Limited Partnership Act no longer govern the affairs of the Partnership, but instead the affairs of the Company are now governed by the Certificate of Formation and the Limited Liability Company Agreement (the “LLC Agreement”) of the Company and by the Marshall Islands Limited Liability Company Act. The terms of the LLC Agreement are generally unchanged from those of the Limited Partnership Agreement of the Partnership, other than for changes reflecting the conversion and related limited liability company changes. The terms of the LLC Agreement relating to the Company Preferred Units (as defined below) have not been materially changed from those of the Limited Partnership Agreement of the Partnership applicable to the Partnership’s preferred units.

Upon the conversion:

•	each outstanding common unit of the Partnership was converted into one issued and outstanding, fully paid and nonassessable common unit of the Company (a “Company Common Unit”);

•

each outstanding Series A Preferred Unit of the Partnership was converted into one issued and outstanding, fully paid and nonassessable Series A Preferred Unit of the Company (a “Company Series A Preferred Unit”);

•

each outstanding Series B Preferred Unit of the Partnership was converted into one issued and outstanding, fully paid and nonassessable Series B Preferred Unit of the Company (a “Company Series B Preferred Unit” and, together with the Company Series A Preferred Units, each, a “Company Preferred Unit”); and

•

the general partner interest in the Partnership was converted into 1,555,061 Company Common Units (which number is equal to the notional Partnership common units represented by such general partner interest immediately prior to the Conversion).

The initial directors of the Company are James Wyper, Hajir Naghdy, Blake Dwyer, Barry Curtis and Mark Kremin, with James Wyper being the Chair of the Board. The current executive officers of the Company include Mark Kremin, Scott Gayton, Andres Luna, Chris McDade and Nathan Kim, who serve as the President and Chief Executive Officer, Chief Financial Officer, Vice President (Commercial), Vice President (Operations) and General Counsel, respectively.

Copies of the Company’s Certificate of Conversion, Plan of Conversion, Certificate of Formation and Limited Liability Company Agreement are attached to this Report as Exhibits 1.1, 1.2, 1.3 and 1.4, respectively, and are incorporated by reference herein.

Press Release

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company titled “Teekay LNG Announces Corporate Changes and Rebranding to Seapeak.”

EXHIBITS

The following exhibits are filed as part of this Report:

Exhibits

1.1	Certificate of Conversion.

1.2	Plan of Conversion dated as of February 25, 2022.

1.3	Certificate of Formation of Seapeak LLC.

1.4	Limited Liability Company Agreement of Seapeak LLC.

99.1	Press Release dated February 25, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: February 25, 2022	By:	/s/ N. Angelique Burgess
N. Angelique Burgess
Secretary